UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13G Under the Securities Exchange Act of 1934 (Amendment No. 4 )*
Carvana Co.
(Name of Issuer)
Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)
146869102
(CUSIP Number)
December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)
__________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 146869102	13G	Page 2 of 6 Pages

1		NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
Ernest C. Garcia, III
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,282,636 shares(a)
	6	SHARED VOTING POWER
11,834,021 shares(b)
	7	SOLE DISPOSITIVE POWER
4,282,636 shares(a)
	8	SHARED DISPOSITIVE POWER
11,834,021 shares(b)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,116,657 shares (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.71% (c) (See Item 4)
12		TYPE OF REPORTING PERSON (See Instructions)
IN
(a) Includes 3,664,526 shares of Class A common stock that are issuable in exchange for Class A common units in Carvana Group, LLC (“Class A Units”), 42,529 shares of Class A common stock issuable upon the exercise of options, including those that will have vested within 60 days of December 31, 2020, and 1,723 shares of Class A common stock issuable upon vesting and settlement of restricted stock units that will have vested within 60 days of December 31, 2020, inclusive of shares to be withheld for tax purposes.
(b) Includes 11,834,021 shares of Class A common stock issuable in exchange for Class A Units held directly by the Ernest Irrevocable 2004 Trust III (the "Trust"). The Reporting Person is the Co-Administrative Trustee and Co-Investment Trustee of the Trust and therefore shares voting and dispositive power over the shares of Class A common stock issuable upon exchange of the Class A Units held directly by the Trust.
(c) The percentage is calculated using 70,578,738 shares of the Issuer’s Class A common stock outstanding as of October 26, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission (the “SEC”) on October 29, 2020.

CUSIP No. 146869102	13G	Page 3 of 6 Pages

Item 1(a)    Name of Issuer:
Carvana Co. (the “Issuer”).
Item 1(b)    Address of Issuer’s Principal Executive Offices:
1930 W. Rio Salado Parkway, Tempe, Arizona 85281.
Item 2(a)    Name of Person Filing:
This Schedule 13G is filed by Ernest C. Garcia, III (the “Reporting Person”).
The Reporting Person is a citizen of the United States of America.
Item 2(b)    Address of Principal Business Office or, if none, Residence:
The principal business address of the Reporting Person is as follows:
c/o Carvana Co.
1930 W. Rio Salado Parkway
Tempe, Arizona 85281
Item 2(c)    Citizenship:
See response to Item 4 of the cover page and Item 2(a) above.
Item 2(d)    Title of Class of Securities:
Class A common stock, par value $0.001 per share (“Class A Common Stock”).
Item 2(e)    CUSIP Number:
146869102.
Item 3    If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐    An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

CUSIP No. 146869102	13G	Page 4 of 6 Pages

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Not applicable.
Item 4        Ownership:
(a)    Amount beneficially owned as of the date hereof:

See response to Item 9 on the cover page.

Pursuant to the Fifth Amended and Restated Limited Liability Company Agreement of Carvana Group, LLC and an Exchange Agreement that the holders of Class A Units entered into with the Issuer, the Reporting Person is entitled from time to time at his option to exchange Class A Units (together with shares of his Class B common stock), for shares of Class A common stock on a five-to-four basis (or, at the Issuer’s discretion, for cash).
The Reporting Person beneficially owns (i) 573,858 shares of Class A common stock (ii) 15,498,547 shares of Class A common stock issuable upon exchange of Class A Units, 11,834,021 of which are issuable upon exchange of Class A Units held directly by the Trust, (iii) 42,529 shares of Class A common stock issuable upon the exercise of options, including those that will have vested within 60 days of December 31, 2020, and (iv) 1,723 shares of Class A common stock issuable upon the vesting and settlement of restricted stock units that will have vested within 60 days of December 31, 2020, inclusive of shares to be withheld for tax purposes. The Reporting Person is the Co-Administrative Trustee and Co-Investment Trustee of the Trust and therefore shares voting and dispositive power with respect to the securities held directly by the Trust.
(b)    Percent of class: See response to Item 11 on the cover page.

(c)     Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See responses to Item 5 on the cover page and             Item 4(a) above.
(ii) shared power to vote or to direct the vote: See responses to Item 6 on the cover page and Item 4(a) above.
(iii) sole power to dispose or to direct the disposition of: See responses to Item 7 on the cover page and Item 4(a) above.

CUSIP No. 146869102	13G	Page 5 of 6 Pages

(iv) shared power to dispose or to direct the disposition of: See responses to Item 8 on the cover page and Item 4(a) above.

Item 5    Ownership of Five Percent or Less of a Class:
Not Applicable.
Item 6    Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.
Item 8    Identification and Classification of Members of the Group:
Not Applicable.
Item 9    Notice of Dissolution of Group:
Not Applicable.
Item 10    Certification:
Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 12, 2021

By:	/s/ Ernest C. Garcia, III
Name:	Ernest C. Garcia, III